Exhibit 99.4

IQM Quantum Computers Plc

Managers’ Transactions

IQM Quantum Computers Plc – Managers’ Transactions – Tofino GmbH

IQM Quantum Computers Plc, managers’ transactions, July 6, 2026 at 16:00 (EEST)

IQM Quantum Computers Oyj – Managers’ Transactions

Person subject to the notification requirement

Name: Tofino GmbH

Position: Closely associated person

(X) Legal person (1):Person Discharging Managerial Responsibilities In Issuer

Name: Sierk Pötting

Position: Member of the Board

Issuer: IQM Quantum Computers Oyj

LEI: 743700MUXIBO64XQUT02

Notification type: AMENDMENT

Reference number: 165196/6/10

Amendment comment:

Corrected the notification by adding the ISIN code for the special rights.

Transaction date: 2026-07-01

Outside a trading venue

Instrument type: FINANCIAL INSTRUMENT LINKED TO A SHARE OR A DEBT INSTRUMENT

ISIN: US4629211156

Nature of transaction: ACCEPTANCE OF A STOCK OPTION

Transaction details

(1): Volume: 10000 Unit price: 0 USD

Aggregated transactions (1):

Volume: 10000 Volume weighted average price: 0 USD

Transaction date: 2026-07-01

Outside a trading venue

Instrument type: SHARE

ISIN: FI4000602354

IQM Quantum Computers Plc

Managers’ Transactions

Nature of transaction: SUBSCRIPTION

Transaction details

(1): Volume: 650000 Unit price: 8.77778 EUR

Aggregated transactions (1):

Volume: 650000 Volume weighted average price: 8.77778 EUR

Person subject to the notification requirement

Name: Tofino GmbH

Position: Closely associated person

(X) Legal person (1):Person Discharging Managerial Responsibilities In Issuer

Name: Sierk Pötting

Position: Member of the Board

Issuer: IQM Quantum Computers Oyj

LEI: 743700MUXIBO64XQUT02

Notification type: AMENDMENT

Reference number: 165224/8/6

Amendment comment:

Corrected the share ISIN and the price to USD.

Transaction date: 2026-07-01

Outside a trading venue

Instrument type: SHARE

ISIN: US4629211073

Nature of transaction: SUBSCRIPTION

Transaction details

(1): Volume: 109250 Unit price: 10 USD

For further information, please contact:

Blair Robertson, Vice President, Strategy & Corporate Development

Investor Relations Officer

Investors@iqm.tech

IQM Quantum Computers Plc

Managers’ Transactions

About IQM Quantum Computers

IQM Quantum Computers (Nasdaq: IQMX) is a global leader in superconducting quantum computers, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, universities, high-performance computing centers, and national laboratories worldwide. IQM’s on-premises deployment model gives customers direct ownership and control of their quantum infrastructure. Founded in 2018 and headquartered in Finland, with major operations in Munich, IQM employs over 400 people and operates across Europe, Asia, and North America. IQM is the first publicly listed European quantum company on Nasdaq Stock Market.